May 28, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

RE: NUMEREX CORP

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 0-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments in its May 14, 2009 letter (the “Comment Letter”).  We have provided below a response to each of the items set forth in the Comment Letter.  The numbered paragraphs below correspond to the numbered comments of the Comment Letter.

Form 10-K
Management’s Discussion and Analysis, page 33

1.
We note that goodwill accounted for 38% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired.  In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	1.1 Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	1.2 Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	1.3 Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•
 1.4 Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any  market risk premiums,  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

o
 1.4.1 Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	1.4.2 Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

o
 1.4.3   In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	1.5 Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

Our response to each of the bullets above follows, which we have numbered for ease of reference.  To the extent applicable, we will provide additional disclosure regarding goodwill impairment and our impairment testing policy for each reporting unit in our Management’s Discussion and Analysis section and Notes to Financial Statements in the appropriate sections of future filings.

1.1           Numerex Corp. (“Numerex” or “we”) acquired the assets of several companies, which resulted in goodwill as part of the purchase accounting under SFAS No. 141 Business Combinations.  As required by SFAS No. 142 Goodwill and Other Intangible Assets, management performs an annual analysis to test for possible impairment of this goodwill at the reporting unit level.  Goodwill totaled $27.8 million at December 31, 2008 prior to this analysis.

As described in paragraph 30 of SFAS 142, we concluded that we had six reporting units at December 31, 2008, of which four had associated goodwill.  Also as noted in paragraphs 34 and 35 of SFAS 142, all of our goodwill was associated with these four reporting units.  The reporting units with goodwill were: Wireless (excluding Airdesk LLC and Orbit One, LLC); Airdesk; Orbit One; and BNI.   The reporting units not containing goodwill were: Digilog and DCX.  Our recent acquisition on October 9, 2008 of Ublip, Inc. was integrated into our Wireless (excluding Airdesk LLC and Orbit One, LLC) reporting unit.

In order to determine if goodwill for each of the reporting units had a potential impairment (Step 1 analysis), as noted in SFAS 142, paragraphs 23 to 25, management used standard valuation procedures to estimate a fair market value for each of the 4 reporting units containing goodwill.  These procedures included a combination of a discounted cash flow analysis and, where available, the use of public company market comparables.

In addition, management engaged an independent professional appraisal firm to review and comment on our Step 1 analysis.  This firm also assisted management calculate the weighted average cost of capital (“WACC”) used in the discounted cash flow models.  We used historical information, our 2009 business plan and expected future development projects to prepare six year financial projections used in the discounted cash flow analysis for each of the reporting units.  We also used publicly available information where available.  These analyses went through multiple rounds of review by management, with the review and comment of the outside appraisal firm, prior to finalization.

Based on the Step 1 analysis, management concluded that our Wireless (excluding Airdesk LLC and Orbit One LLC) and our Airdesk reporting units did not have impairments to goodwill, as we believed that the fair value of these reporting units exceeded their carrying value at December 31, 2008.  We concluded that our Orbit One, LLC and BNI reporting units contained potential impairments at December 31, 2008.  Consequently, we engaged the same outside appraisal firm used in connection with the Step 1 analysis to assist management in the preparation of the second step of the impairment analysis.

We also prepared a schedule comparing the sum of the fair value of all our reporting units to our market capital plus (interest bearing) debt and excluding cash at December 31, 2008.  The sum of the fair values based on the discount cash flow and market comparable analyses totaled $49.8 million, while our enterprise value at December 31, 2008 was $54.3 million.  We therefore concluded that our forecasts and methods used were reasonable, not aggressive and that we could rely on these models for our impairment conclusions.

Since we determined that two units had possible impairments, management, with the assistance of the outside appraisal firm,  prepared an SFAS 144 (Accounting for the Impairment or Disposal of Long-Lived Assets) analysis on these reporting units’ assets to determine if any such assets (or asset groups) were impaired and should be written down.  We used the same forecasts used in the SFAS 142 Step 1 analyses described above, but used undiscounted cash flows and certain expected capital expenditures necessary to maintain such cash flows to determine if an impairment existed.  We used the reporting unit as the asset grouping for these analyses as we could not break down the cash flows below these reporting unit levels.  Based on these analyses, we concluded that the long lived assets at the BNI reporting unit were not impaired; however, those at the Orbit One, LLC reporting unit were impaired as of December 31, 2008.  Management, with the assistance of the outside appraisal firm, determined the fair market value for the intangible long lived assets for the Orbit One, LLC reporting unit.  The indicated impairment for this reporting unit was greater than its total long lived assets book value, thus these long lived assets were written down to their estimated fair value at December 31, 2008.  This impairment write-down with respect to the Orbit One, LLC reporting unit totaled $1.3 million, relating to its proprietary mapping software and its customer relationship assets.

The second step (Step 2) for the SFAS 142 analyses consisted of identifying all potential intangible assets and estimating their fair value for the BNI and Orbit One, LLC reporting units.  Management, with the assistance of the outside appraisal firm, prepared these analyses and issued a formal report on how these analyses were prepared.

For BNI, the Step 2 analysis identified three additional intangible assets for the reporting unit including customer relationships, trade names and video conferencing software.  While BNI’s book value did not include any such intangible assets, the estimated fair values of these intangible assets were notionally included in the reporting units carrying value to determine the total goodwill impairment.  Consideration was also given to deferred taxes and their impact on the unit’s fair value.  After these adjustments, we concluded the BNI’s goodwill was impaired by $926,000.

For Orbit One, LLC, the Step 2 analysis identified four intangible assets for this reporting unit, including customer relationships, proprietary mapping software and capital software, non-compete agreements and trade name.  These intangible assets were also identified as part of the initial acquisition, and the outside appraisal firm assisted management in updating these estimated fair values based on current information.  The updated fair value of the proprietary mapping software and customer relationships decreased significantly from the book value at December 31, 2008.  As noted above, we prepared a SFAS 144 analysis of long lived assets for this reporting unit which resulted in a write-down of this reporting unit’s long lived assets to their estimated fair value at December 31, 2008.  This write down of $1.3 million was made to the carrying value prior to determining the SFAS 142 Step 2 impaired amount for this reporting unit.  Since this reporting unit’s long lived assets were adjusted to their fair value based upon the SFAS 144 analysis, this updated carrying value was used to determine the total goodwill impairment plus notional value for trade name of Numerex.  After these adjustments, we concluded the Orbit One’s goodwill was impaired by $3.1 million.

1.2           A breakdown of our goodwill balance by reporting unit at December 31, 2008 follows:

	December 31,			December 31,
(In thousands)	2008	Additions	Impairments	2007
Wireless excluding Airdesk and OOC	$10,816	$1,640	$-	$12,456
Orbit One Unit (part of Wireless)	5,681	1,810	(3,063)	4,428
Airdesk Modules (part of Wireless)	4,232	1,706	-	5,938
BNI Unit (part of Digital Multimedia and Networking)	1,874	-	(925)	949
Total Goodwill	$22,603	$5,156	$(3,988)	$23,771

1.3           There were no changes in reporting units or allocation of goodwill from the prior year.  However, due to the recent consolidation of our hardware management and network platforms, we will no longer maintain separate reporting units for Airdesk and Wireless, and thus we are combining the Airdesk reporting unit with the Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit prospectively.

1.4           We used a combination of a discounted cash flow analysis and, where available, the use of public company market comparables to determine the fair value of each reporting unit.  Management, with the assistance of the outside appraisal firm, determined our overall weighted cost of capital of 20% that was used as the baseline discount rate in our reporting unit cash flow models.  We adjusted this discount rate based on the specific risks for each reporting unit.  The inputs to our cash flow model included future estimates of revenue, margin, Selling, General and Administrative (“SG&A”) and Research and Development (“R&D”) expenses as well as depreciation and amortization.  We also estimated future capital expenditures and movements in working capital.  This included using a combination of historical growth rates for these revenues and expenses, as well as projected changes in the mix of hardware revenues versus service revenues. The result of these inputs determined the cash flow growth rates in our projections

For our Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit, we used a discounted cash flow model to determine the fair value and a 20% discounted rate, as we believed this reporting unit’s risks mirrored that of the company as a whole.  We used a more conservative revenue growth rate than our historical growth rates in this reporting unit which averaged 25% over the past four years for expected changes in customer hardware purchasing patterns and due to the current uncertain economic climate.  We adjusted our margins from historical four year average of 42% for this reporting unit to reflect expected changes in the mix of revenues, with higher margin service revenues making up a larger portion of total revenues versus lower margin hardware sales.  We used historical growth rates for SG&A and R&D as the base line for determining future growth but excluded the current year as we built out a new internal service sales team which would not occur in future periods.  Depreciation and amortization and capital expenditures were kept at historic run rates.  We used historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determined our cash flow growth rates.

For our Airdesk reporting unit, we used a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model we used a 20% discounted rate, as we believed this reporting unit’s risks mirrored that of the company as a whole.  We gave the cash flow model a 75% weighting with the balance attributed to market comparables since we only had six comparable enterprises.  The results from the cash flow model were similar to the market approach as the calculated enterprise value from the cash flow model was within 3% of market approach.   Our projections showed an initial decline in revenues as hardware sales were expected to decline due to current adverse economic conditions.  The revenues were forecast to recover in the following years, as we believe the wireless data communications industry is in its infancy and expect to see growth rebound to historical levels by 2010.   In the past several years, the cost of the wireless modules have decreased from our suppliers as the technology improves.  In our analysis, margins were expected to be similar to that of historical rates.  SG&A expenses were forecast to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  Depreciation and amortization and non acquisition related capital expenditures were kept at historic run rates.  We used historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determined our cash flow growth rates.

In our Orbit One reporting unit, we used a discounted cash flow model to determine the fair value as we could not determine any market comparables for this unit.  We used 20% discounted rate as we believed this reporting unit’s risks mirrored that of the company as a whole.  A combination of existing contractual agreements and targeting specific of industries was used to determine the first year’s revenue growth rate, the following years’ revenue growth rates were based on expected industry growth rates.  Margins were projected to decline as a combination of expected pricing pressures in the market and lower margin hardware sales expected to make up a larger portion of total revenues versus higher margin service sales.  SG&A expenses were forecast to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  As a result of the discounted cash flow model Step 1 test, we determined that the goodwill for this reporting unit was impaired.  As discussed above, management, with the assistance of the outside appraisal firm, determined the fair value of the reporting unit including any intangible assets.  This resulted in a goodwill impairment charge of $3.1 million and a $1.3 million long lived asset charge for the year ending December 31, 2008.

In our BNI reporting unit, we used a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model we used a 25% discounted rate as we believed this reporting unit’s risks were higher than that of the company as a whole due to long sales cycles causing significant fluctuations in annual revenues for this reporting unit.  We gave the cash flow model greater weighting of 90% with the balance on the market comparables since we only had a limited number of market comparables.  First year forecast revenues were projected to decline from the prior year as the long sales cycle gives us greater visibility, and the following year shows revenue recovering as the result of the completion of new product development projects currently in process, thus increasing product offerings.  Years following have declining revenue growth rates than the wireless businesses, as this unit is in a more mature industry. Margins were projected to decline due to expected pricing pressures.  SG&A expenses were forecast to decrease in the first year as the result a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  As a result of the discounted cash flow model and market analysis (Step 1 test), we determined that the goodwill for this reporting unit was impaired.  As discussed above, management, with the assistance of the outside appraisal firm, determined the fair value of the reporting unit including any intangible assets.  This resulted in a goodwill impairment charge of $925,000 for the year ending December 31, 2008.

1.5           There were no changes in methodologies from the last annual impairment test, however some assumptions changed due to the current uncertain economic conditions.  This included the use of higher discount rates in our cash flow models and declines in future cash flow projections.

Financial Statements
Note Q - Segment Information, page 84

2.    Refer to the second sentence in the second paragraph of this note where you state that the CEO evaluates performance based upon segment operating profit or loss that includes an allocation of common expenses but excludes certain unallocated expenses.   Our records indicate that at the conclusion of our review of your December 31, 2006 Form 10-K you indicated that EBITDA was a measure of your segment profitability and that you agreed to disclose this measure in your segment footnote and in Management’s Discussion and Analysis in future filings.  Notwithstanding we note that you have not disclosed your measure of profit or loss as required by paragraphs 27-32 of SFAS 131.   Please clarify for us what is your measure of profit or loss and tell us why this disclosure is not present in your December 31, 2008 segment disclosures.

Response:

                As disclosed in Note Q of the Notes to the Financial Statements to the December 31, 2007 Form 10-K, the Company’s chief operating decision maker, the Chief Executive Officer (the “CEO”), evaluates segment performance based upon the operating profit or loss of such segment, subject to certain adjustments described in Note Q, and excludes certain unallocated expenses.   The measure of profit or loss for each of the Company’s segments is disclosed in the second paragraph of Note Q of the Notes to the Financial Statements and in the reconciliation table immediately following the second paragraph.   In addition, the CEO does not consider EBITDA as a performance measure in the evaluation of segment performance; he does consider other non-GAAP performance measures, which are reconciled in the Note to the Financial Statements regarding segment information.  Although we do not allocate interest expense between segments, in future filings we will reconcile interest to net income before taxes, as appropriate.

*    *     *

The Company believes that the above responds fully to the comments of the Staff.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to do disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall
Name:  Alan Catherall
Title:   Chief Financial Officer
Numerex Corp.